Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone:     (905) 841-2300
Fax:          (905) 841-2244
Web:        www.helixbiopharma.com

 Jan. 7, 2010
NEWS RELEASE

HELIX BIOPHARMA TO PRESENT AT
BIOTECH SHOWCASETM 2010 ON JANUARY 13

(AURORA, Ontario) – Helix BioPharma Corp. (TSX, FSE: “HBP” / OTCQX: “HXBPF) today announced that John Docherty, president and chief operating officer, will present at Biotech Showcase 2010 at 9:40 a.m. PST on January 13, 2010 at the Marines’ Memorial Club and Hotel in San Francisco.  Mr. Docherty will provide an overview of the Company’s leading product development programs L-DOS47 and Topical Interferon Alpha-2b.  The slide show portion of the presentation will be posted on the Company’s website, www.helixbiopharma.com, on January 13, 2010.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy.  The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies.  Helix’s product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha-2b.  Helix is listed on the TSX and FSE under the symbol “HBP” and on the OTCQX International Market under the symbol “HXBPF”.

For further information contact:
Investor Relations	Media Relations
Robert Flamm, Ph.D.	Ian Stone
Russo Partners LLC	Russo Partners LLC
Tel: (212) 845-4226	Tel: (619) 814-3510
Email: robert.flamm@russopartnersllc.com	Fax: (619) 955-5318
www.russopartnersllc.com	Email: ian.stone@russopartnersllc.com

This News Release contains certain forward-looking statements and information (collectively, “forward-looking statements”) regarding the Company’s planned presentation at Biotech Showcase 2010 and the Company’s product development initiatives.  Helix’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including without limitation, the fact that the presentation and the posting of the slide show portion of the presentation on the Company’s website are subject to change or cancellation without notice; Helix’s need for additional future capital, which may not be available in a timely manner or at all; the need for additional research and development, the outcome of which is uncertain; and uncertainty whether L-DOS47 or Topical Interferon Alpha-2b, or any other product development initiatives, will be successfully developed or commercialized. See the Company’s latest Form 20-F and other reports filed from time to time on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov/edgar.shtml for a further description of certain of these and other important risks and uncertainties affecting the Company which could cause actual results to vary materially from current results or those anticipated in forward-looking statements.  The Company does not assume any obligation to update any forward-looking statement except as required by law.